SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.   20594

                       FORM 12b-25

                 Notification of Late Filing

                Commission File Number 0-17679

(Check one):   ( ) Form 10-K  ( ) Form 11-K  ( ) Form 20-F
               (X) Form 10-Q  ( ) Form N-SAR

For Period Ended:   December 31, 1996

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

The notification relates to the Form 10-Q in its entirety.


                         PART I
                  Registrant Information

Full name of registrant  Boston Capital Tax Credit Fund Limited
                         Partnership

Former name if applicable

Address of principal executive office
(Street and Number)      One Boston Place


City, State and Zip Code Boston, Massachusetts   02108-4406

                         PART II
                    Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check appropriate box.)
 --
|  |      (a)  The reasons described in reasonable detail in Part
 --            III of this form could not be eliminated without
               unreasonable effort or expense;
 --
|X |      (b)  The subject annual report, semi-annual report,
 --             transition report on Form 10-K, 20-F, 11-K or
                Form N-SAR, or portion thereof will be filed on
                or before the 15th calendar day following the
                prescribed due date; or the subject quarterly
                report or transition report on Form 10-Q, or
                portion thereof will be filed on or before the
                fifth calendar day following the prescribed due
                date; and
 --
|  |      (c)  The accountant's statement or other exhibit
 --             required by Rule 12b-25(c) has been attached, if
               applicable.



                         PART III
                         Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The registrant will not be filing the requisite Form 10-Q within the prescribed time period since the registrant has not completely received and coordinated all necessary documents and other information which must be complied and reviewed in order to properly prepare the Form 10-Q in full detail.

                         PART IV
                   Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

    Marc N. Teal                617              624-8900
     (Name)                   (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               --                  --
                              | X|  Yes           |  |  No
                               --                  --

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                --                 --
                               |  |  Yes          | X|  No
                                --                 --

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See ATTACHMENT TO FORM 12b-25.

         Boston Capital Tax Credit Fund Limited Partnership


                (Name of registrant as specified in charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 12, 1997        By:  --------------------------

                                   John P. Manning, a partner or
                                   Boston Capital Associates, the
                                   general partner of Boston
                                   Capital Tax Credit Fund Limited
                                   Partnership